Exhibit 3.1

ARTICLES OF AMENDMENT OF
ARTICLES OF INCORPORATION

OF

APPLE HOSPITALITY REIT, INC.

1.         The name of the Corporation is Apple Hospitality REIT, Inc. (the “Corporation”).

2.         The Articles of Incorporation of the Corporation (the “Articles”) are hereby amended by inserting the following Article IVA immediately before Article V:

ARTICLE IVA
RECLASSIFICATION OF COMMON SHARES UPON LISTING

Immediately prior to, but subject to the effectiveness of, the initial listing of Common Shares on a national securities exchange (the “Listing”), all Common Shares issued and outstanding immediately prior to the date of the Listing (the “Listing Date”) shall be reclassified into a smaller number of such shares on the Listing Date in accordance with the following provisions of this Article IVA:

4.1A   Reclassification to Reduce Outstanding Common Shares.  Each Common Share issued and outstanding immediately prior to the Listing Date shall, on the Listing Date, automatically and without any action on the part of the holder thereof, be reclassified into one-half (½) of such Common Share. Such reclassified Common Shares shall have the same respective voting rights, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions set forth in these Articles of Incorporation immediately prior to the Listing Date with respect to Common Shares issued and outstanding immediately prior to the Listing Date. Such reclassified Common Shares shall be issued in fractions of one-thousandth of a share (rounded to integral multiples thereof). For the avoidance of doubt, the reclassification of Common Shares under this Section 4.1A shall not affect the total number of Common Shares the Corporation is authorized to issue under Section 3.1 of these Articles of Incorporation.

4.2A   Surrender of Certificates. From and after the Listing Date, a holder of Common Shares in certificated form that were issued and outstanding immediately prior to the Listing Date shall not be entitled to receive distributions or to vote or to exercise any other rights as a shareholder until the holder’s certificate(s) representing such Common Shares are surrendered in exchange for one or more certificates representing the new number of Common Shares into which such Common Shares were reclassified. Upon such surrender, all distributions not paid because of this provision shall be paid without interest.

3.         It is anticipated that under the reclassification described above any fractional shares shall be reclassified in the same manner as whole shares.

4.         The amendment was adopted by the Board of Directors on August 6, 2013.

5.        The amendment was proposed by the Board of Directors and submitted to the shareholders of the Corporation entitled to vote thereon in accordance with the Virginia Stock Corporation Act at a special meeting of shareholders held February 27, 2014. There were no voting groups, including without limitation the Corporation’s Series A Preferred Shares, no par value, and Series B Convertible Preferred Shares, no par value, entitled to vote separately on the amendment.  The designation, number of outstanding shares, the number of votes entitled to be cast and the undisputed votes cast FOR the amendment are set forth below.

Designation	Shares Outstanding	Votes Entitled to be Cast	Undisputed Votes Cast FOR
Common Shares	182,784,131	182,784,131	95,153,758

6.         The number of votes cast FOR the amendment by outstanding shares entitled to vote thereon was sufficient for approval of the amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed by its Secretary, on February 20, 2015.

APPLE HOSPITALITY REIT, INC.

By:/s/ David P. Buckley
Name:   David P. Buckley
Title:     Secretary